UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20529

FORM 11-K

(Mark One)

 [X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2006
OR
[  ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from ______________ to ______________

Commission File Number: 001-12669

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

South Carolina Bank and Trust Employees’ Savings Plan
950 John C. Calhoun Drive, S. E.
Orangeburg, South Carolina 29115

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SCBT FINANCIAL CORPORATION
520 Gervais Street
Columbia, South Carolina 29201

South Carolina Bank and Trust Employees’ Savings Plan
Financial Statements with Supplementary Information
December 31, 2006 and 2005 and for the Year Ended December 31, 2006
And Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of the
South Carolina Bank and Trust Employees’ Savings Plan

We have audited the accompanying statements of net assets available for benefits of the South Carolina Bank and Trust Employees’ Savings Plan (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J. W. Hunt and Company, LLP
Columbia, South Carolina
June 22, 2007

South Carolina Bank and Trust Employees’ Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2006	2005
ASSETS
Investments, at fair value:
Mutual funds	$10,701,054	$8,615,968
SCBT Financial Corporation stock	3,326,131	2,423,953
Certificate of deposit	1,670,619	1,590,262
Money market funds	13,816	7,772

Investments, at contract value:
New York Life Insurance Company,
Investment contracts	1,863,149	1,698,730
Total investments	17,574,769	14,336,685

Receivables:
Employer's contribution	983,370	434,518
Interest	--	13,268
Other	1,763	--
Total receivables	985,133	447,786

Total assets	18,559,902	14,784,471

LIABILITIES	--	--
Net assets available for benefits	$18,559,902	$14,784,471

The Accompanying Notes are an Integral Part of the Financial Statements.

South Carolina Bank and Trust Employees’ Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2006

Additions to net assets attributed to:
Investment income:
Interest	$155,463
Dividends	329,184
Net appreciation in fair value of investments	1,504,039
Total investment income	1,988,686

Contributions:
Employer's	991,486
Participants'	1,814,256
Total contributions	2,805,742
Total additions	4,794,428

Deductions from net assets attributed to:
Benefits paid to participants	1,003,587
Administrative expenses	15,410
Total deductions	1,018,997

Net increase	3,775,431

Net assets available for benefits:
Balance, beginning of year	14,784,471
Balance, end of year	$18,559,902

The Accompanying Notes are an Integral Part of the Financial Statements.

South Carolina Bank and Trust Employees’ Savings Plan
Notes to Financial Statements

Note 1 – Description of Plan

The following description of the South Carolina Bank and Trust (a wholly-owned subsidiary of SCBT Financial Corporation) Employees’ Savings Plan (“Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General:

The Plan is a contributory defined contribution plan covering all employees of South Carolina Bank and Trust, N.A. (the “Company”) and all affiliates of the Company who work twenty or more hours per week and are age twenty-one or older.  Effective April 1, 2007, employees are no longer required to complete six months of service and can enter the Plan on or after the first day of each month.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions:

Each year, participants may contribute up to 50% of pretax annual base compensation, as defined in the Plan.  Participants may also contribute amounts representing distributions from other qualified retirement plans. Participants direct the investment of their contributions into various investment options offered by the Plan.

For employees who have attained the age of 45 and have at least five vesting years of service as of January 1, 2006, the Company contributes 50% of the first 6% of base compensation that a participant contributes to the Plan up to a maximum matching contribution of 3% of base compensation.  For employees who have not attained the age of 45 or have less than five vesting years of service as of January 1, 2006, the Company will contribute 100% of the first 6% of base compensation that a participant contributes.  For employees hired on or after January 1, 2006, the Company will contribute 100% of the first 6% of base compensation that a participant contributes.  Employer contributions may be made from current or accumulated net profits.  Contributions are subject to certain limitations.

Effective April 1, 2007, the Company will automatically enroll the employee and defer 2% of his or her salary within the Plan if he or she does not elect to defer his or her salary by the election date.

Participant accounts:

Each participant’s account is credited with the participant's contribution, the Company’s matching contribution and allocations of Plan earnings.   Allocations are based on account balances, as defined by the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Note 1 – Description of Plan (continued)

Vesting:

Participants’ accounts are fully vested for employee contributions.

Employer matching contributions for the accounts of participants hired before January 1, 2006 are fully vested.  The following vesting schedule applies for employer matching contributions for participants hired on or after January 1, 2006:

Years of Service	Vested Percentage
Less than 2	0%
2	25%
3	50%
4	75%
5 or more	100%

A three-year cliff vesting schedule would be in effect for those participants hired on or after January 1, 2006 if the Plan were to become categorized as top-heavy.  An employee must complete at least 1,000 hours of service during a vesting computation period to receive credit for a year of service.  The Plan measures a year of service on the basis of the 12-consecutive month period of the Plan year.

Payment of benefits:

On termination of service due to death, disability, retirement, or other reasons, a participant may leave the funds in the plan or receive a lump-sum amount equal to the value of his or her account.

Investment options:

Upon enrollment in the Plan, a participant may direct employee contributions in any of the following investment options.  Effective April 1, 2007, if the employee does not elect an investment allocation, the Plan administrator will select a retirement-based portfolio according to the employee’s number of years until retirement age.  The Plan’s investment valuations are now generally provided on a daily basis.

Guaranteed Interest Account - Funds are invested in guaranteed investment contracts (GIC) with an insurance company and certificates of deposit with the Company.

Indexed Bond Fund - Funds are invested primarily in fixed income securities of the Citigroup Broad Investment Grade Bond Index.

Income Manager Fund - Funds are invested primarily in domestic and foreign common stocks, U.S. Treasuries and agencies, investment-grade corporate bonds, mortgage pass-through securities, asset-backed securities and money market instruments.

S&P 500 Index Fund - Funds are invested in common stocks replicating the Standard and Poor’s 500 Composite Index.

All Cap Growth Fund - Funds are invested primarily in stocks issued by companies with investment characteristics such as: participation in expanding markets, increasing return on investment, increasing unit sales volume, and higher growth in revenue and earnings per share relative to the average of common stocks comprising indices such as the Standard and Poor’s 500 Composite Index.

EuroPacific Growth Fund - The fund normally invests at least 80% of assets in equity securities of issuers domiciled in Europe and the Pacific Basin. It may also hold cash or money market instruments.  The fund seeks long-term growth of capital.

Note 1 – Description of Plan (continued)

SCBT Financial Corporation Stock Fund - The SCBT Financial Corporation Stock Fund invests only in SCBT Financial Corporation common shares and money market equivalents.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting:

The financial statements of the Plan are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation:

The Plan’s investments are stated at fair value except for its benefit-responsive investment contracts, which are valued at contract value (Note 4).  Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

The Plan provides for various investment options in any combination of stocks or mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will change in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date. Investment income includes unrealized appreciation and depreciation of investments.

Payment of Benefits:

Benefits are recorded when paid.

Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and the disclosure of contingent assets and liabilities.  Accordingly, actual results could differ from those estimates.

Note 3 - Investments

The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31,
	2006	2005
MainStay Income Manager Fund, 177,952 and 162,283
shares, respectively	$2,614,122	$2,215,160
MainStay S&P 500 Index Fund, 141,425 and 127,435 shares,
respectively	4,623,169	3,665,026
MainStay All Cap Growth Fund, 98,075 and 84,397
shares, respectively	2,472,482	2,032,269
SCBT Financial Corporation common stock, 79,706 and
72,530 shares, respectively	3,326,131	2,423,953
Certificates of deposit, South Carolina Bank and Trust, N.A.	1,670,619	1,590,262
New York Life Insurance Company Guaranteed Investment
Contract #GA 9240	1,267,919	1,208,534

During 2006 and 2005, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value as follows:

	Year Ended December 31,
	2006	2005

Mutual funds	$854,548	$478,869
SCBT Financial Corporation - common stock	649,491	84,749
Net appreciation	$1,504,039	$563,618

The number of employees participating in each of the Plan’s investment fund options was as follows:

	December 31,
	2006	2005

Fixed Income Fund	278	256
Indexed Bond Fund	202	177
Income Manager Fund	363	326
S&P 500 Index Fund	439	404
All Cap Growth Fund	374	315
EuroPacific Growth Fund	192	115
SCBT Financial Corporation Stock Fund	378	322

Note 4 – Investment Contract with Insurance Company

The Plan has benefit-responsive investment contracts with New York Life Insurance Company (“New York Life”).  New York Life, as the Plan’s custodian, maintains the assets in pooled accounts.  The accounts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses charged by New York Life. The contracts are included in the financial statements at contract value, which approximates fair value, as reported to the Plan by New York Life. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates ranged from 3.77 percent to 4.73 percent for 2006 and 2005. The crediting interest rates are based on a formula agreed upon with the issuer and are reviewed on an annual basis for resetting.

Note 5 – Related Party Transactions

Certain Plan investments are shares of SCBT Financial Corporation common stock held by the Plan sponsor’s trust department.   Fees of $8,202 were paid by the Plan to the trust department for the year ended December 31, 2006.  Dividends received from SCBT Financial Corporation totaled $52,509 for the year ended December 31, 2006.

The Plan has also invested in a nine-month certificate of deposit with South Carolina Bank and Trust, N.A. maturing September 29, 2007.  For the year ended December 31, 2006, the Plan earned $53,856 of interest on the nine-month certificate of deposit and $13,087 of interest on a three-year certificate of deposit that matured April 1, 2006.  As of December 31, 2006, the nine-month certificate of deposit was earning interest at a rate of 3.22 percent.

Note 6 – Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Note 7 – Tax Status

The Plan obtained its latest determination letter dated February 23, 2005, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter.  However, the Plan administrator and the Plan’s benefits advisor and consultant believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Note 8 – Plan Operating Costs

The Company pays certain operating costs of the Plan such as legal, audit, and administrative fees.

Note 9 – Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2006	2005

Net assets available for benefits per financial statements	$18,559,902	$14,784,471
Less, benefits payable	--	337
Net assets available for benefits per Form 5500	$18,559,902	$14,784,134

Benefits payable are recorded as a liability in the Plan's Form 5500. However, this amount is not recorded as a liability in the accompanying statement of net assets available for benefits in accordance with accounting principles generally accepted in the United States.

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31:

	2006	2005

Benefits paid to participants per financial statements	$1,003,587	$1,725,132
Less, accrual for prior year	(337)	(12,247)
Add, accrual for current year	--	337
Benefits paid to participants per Form 5500	$1,003,250	$1,713,222

Note 10 – Subsequent Event

Effective April 1, 2007, the Company amended the Plan to change its custodian to Wilmington Trust Company and allow participants an expanded choice of investment options for retirement savings.  In April 2007, the Plan automatically transferred each participant’s investment assets to a comparable investment based on similar risk characteristics.

Supplementary Information

South Carolina Bank and Trust Employees’ Savings Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2006

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor,	Description of Investment Including Maturity Date,		Current
	or Similar Party	Rate of Interest, Collateral, Par or Maturity Value	Cost	Value

	New York Life Insurance Company	Guaranteed Investment Contract #11433	**	$ 595,230

	New York Life Insurance Company	Guaranteed Investment Contract #GA 9240	**	1,267,919

	New York Life Investment Management LLC	MainStay Indexed Bond Fund, 44,135 shares	**	470,479

	New York Life Investment Management LLC	MainStay Asset Manager Fund, 177,952 shares	**	2,614,122

	New York Life Investment Management LLC	MainStay S&P 500 Index Fund, 141,425 shares	**	4,623,169

	New York Life Investment Management LLC	MainStay All Cap Growth Fund, 98,075 shares	**	2,472,482

	American Funds	EuroPacific Growth Fund, 11,185 shares	**	520,802

*	SCBT Financial Corporation	79,706 common shares	**	3,326,131

	Federated Prime Obligation Principal Fund	Money Market Fund	**	13,816

*	South Carolina Bank and Trust, N.A.	Certificate of Deposit, interest rate of 3.22 percent, matures September 29, 2007	**	1,670,619

				$ 17,574,769

Note: Cost information is not required for participant-directed investments.

* Indicates a party in interest
** The cost of participant-directed investments is not required to be disclosed.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the plan trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

South Carolina Bank and Trust Employees’ Savings Plan
(Name of Plan)

Date: June 22, 2007	/s/ Richard C. Mathis
Richard C. Mathis
Trustee

Exhibit Index

Exhibit No.	Description	Location

23	Consent of Independent Registered Public Accounting Firm	Filed herewith